RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)


On June 23, 2004, the Annual Meeting of Stockholders of Progressive Return Fund, Inc.
was held and the following matters were voted upon:


1. To approve a Progressive Return Fund, Inc.
 Merger Agreement and Plan of Reorganization whereby
 Progressive Return Fund, Inc. will merge with and into Cornerstone Strategic Value Fund, Inc.
 in accordance with the Maryland General Corporation Law.


        For             Against         Abstain
        773,413         35,140           4,413



2. To approve the re-election of Messrs. Lenagh and Strauss as Class I Directors and Mr. Clark as Class III Director.



Name of Class I Directors      For             Abstain
Thomas H. Lenagh               1,078,294        30,676
Andrew A. Strauss              1,078,357        30,613


Name of Class III Director     For             Abstain
William A. Clark               1,078,357       	30,613